[WM Letterhead]

July 13, 2018

Via Federal Express and EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 15, 2018
File No. 1-12154
Form 10-Q for the Fiscal Quarter Ended March 31, 2018
Filed April 23, 2018
File No. 1-12154

Dear Mr. O’Brien:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 6, 2018 relating to the above-referenced filings of Waste Management, Inc. (the “Company”).  We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports on Forms 10-K and 10-Q.  For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Note 3. Debt, page 9

1.              As of March 31, 2018, you had $2.2 billion of debt maturing within the next 12 months of which $1.1 billion was classified as long-term because of your intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under your $2.25 billion revolving credit facility. Given your disclosures on page 10 indicate that there was unused and available credit capacity of only $629 million as of March 31, 2018, please help us further understand how you determined that it was appropriate to classify $1.1 billion as long-term debt. Please provide us with your analysis pursuant to ASC 470-10-45-12A through 45-20 as of March 31, 2018.

Response:

On a quarterly basis, we assess our debt classification for reporting purposes in accordance with ASC 470-10-45-14, Intent and Ability to Refinance on a Long-Term Basis, which provides that short-term obligations shall be excluded from current liabilities only if (1) the Company intends to refinance the obligation on a long-term basis and (2) the Company’s intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing with either a post-balance-sheet-date issuance of a long-term obligation or a financing agreement that clearly permits the Company to refinance the short-term obligation on a long-term basis on terms that are readily determinable.

The $1.1 billion of debt maturing in the next 12 months that was classified as long-term as of March 31, 2018 was comprised of: 1) $495 million of outstanding commercial paper borrowings, which are directly supported by the Company’s $2.25 billion revolving credit facility (the “Facility”) and were, therefore, subtracted from the measurement of available credit capacity of the Facility and 2) $629 million of other current obligations.  The Company’s classification of these borrowings as long-term is based on management’s assessment of the Company’s intent and ability to refinance these borrowings on a long-term basis.  The specific application of ASC 470-10-45 to these assessments is outlined below.

Intent:

Our quarterly analysis of the $2.2 billion of short-term obligations outstanding as of March 31, 2018 reflected that the Company had the intent to refinance or maintain $1.326 billion of such obligations on a long-term basis, as set forth below:

1)             Borrowings Outstanding under the Commercial Paper Program — Total borrowings outstanding under the commercial paper program were $989 million as of March 31, 2018. We intend to repay approximately $494 million of this outstanding balance within the next 12 months with projected excess cash flow from operations of the business.  Management intends to maintain the remaining $495 million of outstanding borrowings on a long-term basis under the Facility.

2)             Tax-Exempt Bonds Subject to Remarketing within 12 Months — As of March 31, 2018, we intend to effectively re-price the $831 million of tax-exempt bonds that require remarketing within the next 12 months.  In the event that a remarketing is not successful, we intend to use available capacity under the Facility to meet our put obligation with respect to such tax-exempt bonds, effectively refinancing this indebtedness on a long-term basis until a successful remarketing could be accomplished.

Ability:

In order to support the exclusion of a short-term obligation from current liabilities, ASC 470-10-45-14 provides that an existing financing agreement must meet the following criteria:

•      The financing agreement may not expire within one year of the balance sheet date,

•      The financing agreement may not be cancelable by the lender within one year of the balance sheet date,

•      There may not be any violations or expected violations of provisions set forth by the financing agreement, and

•      The lender with which the Company has entered into the financing agreement is financially capable of honoring the agreement.

The Facility meets all of the above criteria of an existing financing agreement.  Accordingly, it may be relied upon to support our determination that the Company has the ability to refinance current obligations on a long-term basis.

As of March 31, 2018, there were $28 million of borrowings outstanding under the Facility.  We had $603 million of letters of credit issued and $990 million of outstanding borrowings under our commercial paper program (excluding the related discount on issuance), both supported by this Facility, leaving unused and available credit capacity of $629 million as of March 31, 2018.

In accordance with ASC 470-10-45-19, we also reviewed forecasted capacity under the Facility for the next 12 months to appropriately consider any 1) expected increases in letter of credit requirements of the business; 2) expected reallocation of outstanding letters of credit to the Facility as a result of changes in availability under alternative letter of credit facilities or resources and 3) expected net borrowings or repayments of outstanding advances or commercial paper. Based on this analysis, the minimum available forecasted capacity under the Facility during the next 12 months, which may be used to demonstrate the Company’s ability to refinance short-term obligations on a long-term basis, was projected to be $629 million, the current available credit capacity as of March 31, 2018.

Conclusion:

Based upon the above, we concluded that the Company had the intent to refinance or maintain $1.326 billion of short-term obligations on a long-term basis.  Of this amount, the Company had the ability 1) to maintain $495 million of advances currently outstanding under the commercial paper program on a long-term basis and 2) to use up to $629 million of forecasted available credit capacity under the Facility to refinance its other current obligations as of March 31, 2018 as they come due, if alternate long-term debt instruments are not issued.

Prospective Disclosure Revision:

In order to avoid future confusion and better clarify that the amount of current obligations reclassified as long-term does not exceed available capacity under the Facility, we propose to separately set forth reclassified existing borrowings that have already been subtracted from the available capacity under the Facility, as is the case with the commercial paper borrowings.  By way of example, and subject to further revision and refinement, we propose to provide the disclosure set forth below in future filings, including insertion of the new underlined sentence.

Debt Classification

As of March 31, 2018, we had $2,180 million of debt maturing within the next 12 months, including (i) $989 million of short-term borrowings under our commercial paper program; (ii) $831 million of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities; (iii) $233 million of other debt with scheduled maturities within the next 12 months, including $181 million of tax-exempt bonds; (iv) C$128 million, or $99 million, of borrowings under our Canadian term loan and (v) $28 million of borrowings under our long-term U.S. credit facility (“$2.25 billion revolving credit facility”). Of the $989 million of short-term borrowings outstanding under our commercial paper program as of March 31, 2018 that are supported by our $2.25 billion revolving credit facility, we have the intent and ability to refinance or maintain $495 million of these borrowings on a long-term basis, and we have classified these amounts as long-term debt. As of March 31, 2018, we have classified ~~$1,124~~ an additional $629 million of ~~this~~ debt as long-term because we have the intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under our $2.25 billion revolving credit facility, as discussed below. The remaining $1,056 million is classified as current obligations.

As of March 31, 2018, we also have $328 million of variable-rate tax-exempt bonds that are supported by letters of credit. The interest rates on our variable-rate tax-exempt bonds are generally reset on either a daily or weekly basis through a remarketing process. All recent tax-exempt bond remarketings have successfully placed Company bonds with investors at market-driven rates and we currently expect future remarketings to be successful. However, if the remarketing agent is unable to remarket our bonds, the remarketing agent can put the bonds to us. In the event of a failed remarketing, we have the intent and ability to refinance these bonds on a long-term basis as supported by the forecasted available capacity under our $2.25 billion revolving credit facility, as discussed below. Accordingly, we have also classified these borrowings as long-term in our Condensed Consolidated Balance Sheet as of March 31, 2018.

Liquidity and Capital Resources, page 40

2.              We note that you reported a working capital deficit as of December 31, 2016, December 31, 2017, and March 31, 2018. We also note that you are relying on the remaining availability under your primary revolving credit facility to support your intent and ability to refinance your short-term debt on a long-term basis as of March 31, 2018. In this regard, please expand your disclosures to address your consideration of both the working capital deficit as well as the availability under your credit agreements in determining that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months.

Response:

While a working capital deficit can, in some instances, be an indicator of liquidity concerns, the Company generally elects to maintain a working capital deficit in its normal course of business due to the strong and consistent cash from operations of the business.  Cash from operations meaningfully exceeds the near-term working capital needs of the business as well as other recurring investing and financing activities. In order to better clarify management’s outlook for liquidity, including its ability to meet working capital needs, we intend to complement existing disclosures as proposed.  By way of example, and subject to further revision and refinement, we propose to provide the disclosure set forth below in future filings.

Prospective Expanded Disclosure:

Liquidity and Capital Resources

The Company consistently generates cash flow from operations that meets and exceeds its working capital needs, the payments of its dividend and investment in the business through capital expenditures and acquisitions.  We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business activities that may arise during the year as a result of changing business conditions or new opportunities. The Company believes that its investment grade credit ratings, large value of unencumbered assets and modest leverage enable it to obtain adequate financing to meet its ongoing capital, operating and other liquidity requirements.

*     *     *     *

If you have any questions regarding our response, please contact the undersigned at (713) 328-7438.

Sincerely,

/s/ Leslie K. Nagy

Mrs. Leslie K. Nagy
Vice President & Chief Accounting Officer

cc:                                Ms. Tracey McKoy, United States Securities and Exchange Commission

Mr. Nudrat Salik, United States Securities and Exchange Commission

Waste Management, Inc.:

Mr. Patrick W. Gross, Chairman — Audit Committee

Mr. Thomas H. Weidemeyer, Chairman of the Board

Mr. James C. Fish, Jr., President & Chief Executive Officer

Ms. Devina A. Rankin, Senior Vice President & Chief Financial Officer

Mr. Charles C. Boettcher, Senior Vice President & Chief Legal Officer